Via Facsimile and U.S. Mail

July 16, 2010

James A. Yuan
Vice President, Secretary and General Counsel
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

Re: State Auto Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2010
File Number: 000-19289

Dear Mr. Yuan:

        We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director